Business Owner.. A personal invitation

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HOMEPRO TOOLBOX


HOMEPRO TOOLBOX
HELPING HOME IMPROVEMENT BUSINESS OWNERS
SOLVE ANY BUSINESS PROBLEM IN
30 MINUTES OR LESS

Dear Business Owner,

I could not be more proud to announce that we are offering you the opportunity to invest in Homepro Toolbox

As you know, the journey of this past year has been one of intense building. I created Homepro Toolbox last August as a way to allow me to take my decades of experience and my coaching and consulting expertise to a much broader range of businesses than what I could ever achieve as an individual business coach.

And our ambition with Homepro Toolbox is to become the undisputed marketing leading business resource for Home Improvement Professionals.

At this point, we've built out the content (+270 tools and counting!!), we have spooled up our marketing (stay tuned for our brand new website launch) and are ready to hit the ground running and, for *the first time ever, we are* **offering the people who have believed in us since DAY ONE the opportunity to invest in our company.**

SEE OUR PITCH ON WEFUNDER, WITH ALL THE DETAILS BY CLICKING HERE

If you have any questions whatsoever, post them up on the Q&A tab of our Wefunder page or feel free to reach out to me directly. All it takes is a simple reply to this email to get directly into my inbox. From there, I'll be happy to set a time to discuss!

This is a pretty huge deal for us and I, personally, would be honored for you to own a little piece of the business that we are building!